

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 10, 2010

Via U.S. mail and facsimile @ (702) 897-2284

Linster W. Fox
Chief Financial Officer
Shuffle Master, Inc.
1106 Palms Airport Drive
Las Vegas, NV 89119

> **RE: Shuffle Master, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2009**
> **Filed January 14, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed February 12, 2010**
> **File No. 000-20820**

Dear Mr. Fox:

We have reviewed your response letter dated May 25, 2010 and have the following comment. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.

Definitive Proxy Statement on Schedule 14A Filed on February 12, 2010

Compensation Discussion and Analysis, page 17

Annual Cash Bonus, page 18

1. We note your response to comment two of our letter dated May 11, 2010. To the extent applicable, in future filings please expand your disclosure to discuss each named executive officer' specific contributions in advancing the 12-point pledge or other relevant business initiative, and explain how those achievements resulted in specific compensation decisions.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence me at (202) 551-3397 if you have questions regarding our comment.

Sincerely,

Jay E. Ingram
Legal Branch Chief